Exhibit 99.1
IMI’S LUNGALERT TM TEST MAY BE USEFUL AS INITIAL LUNG CANCER SCREENING TEST

New Clinical Data Presented at the 100 th American Thoracic Society Meeting

Toronto, Ontario (May 24, 2004) – A scientific abstract featuring IMI International Medical Innovations Inc.’s (TSX:IMI, Amex: IME) unique and patented lung cancer-screening test, LungAlert, was presented today at the American Thoracic Society (ATS) international annual conference in Orlando, Florida.

The abstract presented was Examination of the Association of Galactose Oxidase Reactivity in Sputum with Lung Cancer , co-authored by Dr. John Miller and Dr. Gerard Cox of St. Joseph’s Healthcare Hamilton in Ontario, Canada.

"This study data will help generate further awareness and discussion of LungAlert as a promising new approach to screening for lung cancer," said Dr. Brent Norton, IMI President and CEO. "The key challenge in treating lung cancer is to identify the disease in the earliest possible stage. Lung cancer is the leading cause of cancer deaths and there is currently no simple, widely available screening test. We believe these study results are encouraging and confirm the potential of our approach."

"A majority of lung cancers occur in current and former smokers," said Dr. John Miller, Head of Thoracic Surgery at McMaster University and co-lead investigator of the study with Dr. Gerard Cox. "Because no other options currently exist to screen for early-stage lung cancer, we are very encouraged by the results we have seen in this and earlier studies with LungAlert."

The findings of this ongoing study, which support the data presented by Drs. Cox and Miller at the 2003 American Association of Cancer Research (AACR) annual meeting, show that LungAlert’s reactivity in sputum samples may be useful as an initial screening test to identify high-risk subjects who would benefit from other tests, such as spiral computed tomography. Patients with cancer had significantly higher values than those who did not. The majority of these patients had early-stage disease where surgery for cure is a possibility.

This study, which examined 122 subjects, is part of a 500-patient clinical trial at St. Joseph’s Hospital and McMaster University, Hamilton, Ontario. The clinical trial is designed to determine LungAlert values in individuals with lung cancer, in individuals with benign lung disease and in healthy smokers. In the interim data presented in 2003, LungAlert showed high sensitivity for lung cancer.

LungAlert is a non-invasive test that detects a cancer-associated sugar in a sputum (phlegm) sample. The patient produces the sputum by coughing into a cup. The sample is treated with IMI’s proprietary test, which produces a color change reaction that is read with a color reader to quantify the results.

Lung cancer is the number one cause of cancer-related death for both men and women in North America, with 179,000 deaths expected in 2004. 1 Lung cancer causes more deaths than any other cancer. According to the American Cancer Society, only 16% of lung cancers are diagnosed at an early, localized stage. More than 85% of lung cancer cases can be directly or partly attributed to smoking. 2 Worldwide, one in three adults over age 15, or 1.1 billion people, are smokers. 3

The American Thoracic Society annual conference attracts 14,000 delegates and is the premier international forum for physicians and scientists who work in pulmonary and critical care medicine.

1 Data compiled from American Cancer Society, Cancer Facts and Figures, 2004; Canadian Cancer Society, 2004 Update
2 American Lung Association
3 The World Bank Group – Economics of Tobacco Control, Curbing the Epidemic, 1999

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company’s website at www.imimedical.com .

This release contains forward-looking statements that reflect the company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company’s quarterly, annual and other regular filings.

# # #
For more information, please contact:

Sarah Borg-Olivier, Director, Communications
(416) 222-3449
sbolivier@imimedical.com